                                                  -----------------------------
                    UNITED STATES                          OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION      -----------------------------
                Washington, D.C.  20549           OMB Number:         3235-0145
                                                  Expires:     October 31, 1994
                    SCHEDULE 13D                  Estimated average burden
                                                  hours per form.....     14.90
       Under the Securities Exchange Act of 1934  -----------------------------
                  (Amendment No. 2)*


                         AUSTIN'S INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   52481 108
            -------------------------------------------------------
                                (CUSIP Number)


David E. Castaneda                          Linda C. Frazier, Esq.
MDC Group, Inc.                   With a    Broad and Cassel
8532 East Grand Avenue           copy to:   201 South Biscayne Blvd., Suite 3000
Denver, Colorado 80237                      Miami, Florida 33131
(303) 293-9133                              (305) 373-9400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 16, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                 ---------------------
 CUSIP No.  52481 108                                     Page 2 of 7 Pages
          -------------
-----------------------                                 ---------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   MDC GROUP, INC.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                         (b)[x]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   COLORADO
--------------------------------------------------------------------------------
                                    7  SOLE VOTING POWER

                                       --
    NUMBER OF                   ------------------------------------------------
     SHARES                         8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                           143,000
      EACH                      ------------------------------------------------
    REPORTING                       9  SOLE DISPOSITIVE POWER
     PERSON
      WITH                             --
                                ------------------------------------------------
                                    10 SHARED DISPOSITIVE POWER

                                       310,000
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   310,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   2.65%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746(9-88)

                                 SCHEDULE 13D
-----------------------                                 ---------------------
 CUSIP No.  52481 108                                     Page 3 of 7 Pages
          -------------
-----------------------                                 ---------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   David E. Castaneda
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                         (b)[x]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   US
--------------------------------------------------------------------------------
                                    7  SOLE VOTING POWER

                                       --
    NUMBER OF                   ------------------------------------------------
     SHARES                         8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                           143,000
      EACH                      ------------------------------------------------
    REPORTING                       9  SOLE DISPOSITIVE POWER
     PERSON
      WITH                             --
                                ------------------------------------------------
                                    10 SHARED DISPOSITIVE POWER

                                       310,000
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   310,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   2.65%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746(9-88)

                                 SCHEDULE 13D
-----------------------                                 ---------------------
 CUSIP No.  52481 108                                     Page 4 of 7 Pages
          -------------
-----------------------                                 ---------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   David P. Yoder
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                         (b)[x]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   US
--------------------------------------------------------------------------------
                                    7  SOLE VOTING POWER

                                       --
    NUMBER OF                   ------------------------------------------------
     SHARES                         8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY                           --
      EACH                      ------------------------------------------------
    REPORTING                       9  SOLE DISPOSITIVE POWER
     PERSON
      WITH                             --
                                ------------------------------------------------
                                    10 SHARED DISPOSITIVE POWER

                                       --
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [x]


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746(9-88)

                                                           --------------------
                                                             Page 5 of 7 Pages
                                                           --------------------

          Except as specifically amended below, the Schedule 13D, filed on September 24, 1993, as hereto before amended, with respect to the shares of Common Stock of Austin's International, Inc. (the "Issuer"), beneficially owned by MDC Group, Inc. ("MDC"), David E. Castaneda ("Mr. Castaneda") and David P. Yoder ("Mr. Yoder"), remains in full force and effect.

Item 5. is hereby amended in its entirety to read as follows:


Item 5.         Interest in Securities of the Issuer

                (a)(b) MDC may be deemed to beneficially own 310,000 shares of the Issuer's Common Stock, or approximately 2.65% of the total number of shares of the Issuer's Common Stock outstanding. Such shares include 167,000 shares issuable upon the exercise of a like number of options owned of record by MDC, and 143,000 shares owned of record by MDC. With respect to said shares owned of record by MDC, MDC may be deemed to share voting and dispositive power with Mr. Castaneda. With respect to the 167,000 shares issuable upon exercise of options, MDC may be deemed to share dispositive power with Mr. Castaneda.

                        Mr. Castaneda may be deemed to beneficially own 310,000 shares of the Issuer's Common Stock, or approximately 2.65% of the total number of shares of the Issuer's Common Stock outstanding. Such shares represent the 143,000 shares owned of record by MDC and the 167,000 shares issuable upon exercise of a like number of options owned of record by MDC, as described above. With respect to such shares owned of record by MDC, Mr. Castaneda may be deemed to share voting power with MDC. With respect to said shares, issuable upon exercise of options, Mr. Castaneda may be deemed to share dispositive power with MDC.

                        Mr. Yoder disclaims beneficial ownership of any shares of the Issuer's Common Stock owned of record by MDC. Although Mr. Yoder is an officer of MDC, Mr. Yoder does not maintain an equity interest in MDC.

                        On October 16, 1995, MDC sold 67,000 shares of the Issuer's Common Stock on the open market at a price of $.99 per share.

                        Except as described above, there were no other transactions effectuated by any reporting person during the past 60 days.

                (d)     Not applicable.

                (e)     Not applicable.

                                                        ----------------------
                                                          Page 6 of 7 Pages
                                                        ----------------------

Item 7.         Material to Be Filed as Exhibits

                Item 7 is hereby amended to include the following exhibit:

                Exhibit H - Joint Filing Statement.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  MDC GROUP, INC., a Colorado corporation



Dated:  September 19, 1996        By:/s/ David E. Castaneda
                                     ------------------------------------------
                                     David E. Castaneda, President



Dated:  September 19, 1996        /s/ David E. Castaneda
                                  ---------------------------------------------
                                  David E. Castaneda



Dated:  September 19, 1996        /s/ David P. Yoder
                                  ---------------------------------------------
                                  David P. Yoder

                                                        ----------------------
                                                          Page 7 of 7 Pages
                                                        ----------------------


                                   EXHIBIT H
                                   ---------

                               FILING STATEMENT
                               ----------------


                            JOINT FILING AGREEMENT
                          (Pursuant to Rule 13d-1(f))

  The undersigned hereby agree that the amended statement on Schedule 13D to which this agreement is attached is, and any amendment thereto will be, filed with the U.S. Securities and Exchange Commission on behalf of each of the undersigned. This agreement may be executed in any number of counterparts, each of which shall be deemed an original but all together shall constitute one and the same agreement.


                                  MDC GROUP, INC., a Colorado corporation



Dated:  September 19, 1996        By:/s/ David E. Castaneda
                                     ------------------------------------------
                                     David E. Castaneda, President



Dated:  September 19, 1996        /s/ David P. Yoder
                                  ---------------------------------------------
                                  David P. Yoder



Dated:  September 19, 1996        /s/ David E. Castaneda
                                  ---------------------------------------------
                                  David E. Castaneda